UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13G


                        Under the Securities Exchange Act of 1934

                                   (Amendment No. 12)*

                              Reebok International Ltd.
                                  (Name of Issuer)

                             Common Stock, $.01 par value
                            (Title of Class of Securities)

                                       758110100
                                     (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




















                                                               Page 1 of 4 Pages

CUSIP No. 758110100                                      13G

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                 Phyllis Fireman

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                  Mrs. Fireman is the wife of Paul Fireman,      (b) [x]
                  who beneficially owns 6,227,076 shares and who files separately.

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

                  5        SOLE VOTING POWER

                                    3,547,002

                  6        SHARED VOTING POWER

                          Mrs. Fireman is the wife of Paul Fireman, who beneficially owns 6,227,076 shares and who files separately.

                  7        SOLE DISPOSITIVE POWER

                                    3,547,002

                  8        SHARED DISPOSITIVE POWER

                          Mrs. Fireman is the wife of Paul Fireman, who beneficially owns 6,227,076 shares and who files separately.

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,547,002 (and see responses to #6 and #8)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  X  The aggregate amount excludes the shares of Mr. Fireman.

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.3%

12       TYPE OF REPORTING PERSON*

                                   INDIVIDUAL

                                                               Page 2 of 4 Pages

                                                                    SCHEDULE 13G

Item 1(a).        Name of Issuer:
                  --------------

                  Reebok International Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  100 Technology Center Drive
                  Stoughton, Massachusetts  02072

Item 2(a).        Name of Person Filing:
                  ---------------------

                                 Phyllis Fireman

Item 2(b).        Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  100 Technology Center Drive
                  Stoughton, Massachusetts  02072

Item 2(c).        Citizenship:
                  -----------

                                  United States

Item 2(d).        Title of Class of Securities:
                  ----------------------------

                                  Common Stock

Item 2(e).        CUSIP Number:
                  ------------

                  758110 10 0

Item 3.          If this statement is filed pursuant to Rules 13d-1(b),
                 or 13d-2(b), check whether the person filing is:
                 ------------------------------------------------------------

                                 Not applicable

Item 4.  Ownership:
         ---------

         (a)      Amount Beneficially Owned:

                                    3,547,002

         (b)      Percent of Class:

                  6.3%

         (c)      Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:

                           See cover page - Item 5

                  (ii)     shared power to vote or to direct the vote:

                           See cover page - Item 6


                                                               Page 3 of 4 Pages


              (iii)      sole power to dispose or to direct the disposition of:

                           See cover page - Item 7

                  (iv)  shared power to dispose or to direct the disposition of:

                           See cover page - Item 8

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

                                 Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:
             ---------------------------------------------------------------

                                 Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
            -----------------------------------------------------------------
                                Holding Company:

                                 Not applicable

Item 8.           Identification and Classification of Members of the Group:
                  ---------------------------------------------------------

                                 Not applicable

Item 9.           Notice of Dissolution of Group:
                  ------------------------------

                                 Not applicable

Item 10.          Certification:
                  -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




February   , 2000
Date



-----------------------
Phyllis Fireman


                               Page 4 of 4 pages